NEWS RELEASE

BROOKFIELD SIGNS OSLER, HOSKIN & HARCOURT
FOR A 15-YEAR LEASE RENEWAL AT FIRST CANADIAN PLACE
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TORONTO, January 18, 2012 – Brookfield Office Properties Canada (TSX: BOX.UN; NYSE: BOXC) announced today that it executed a lease renewal with Osler, Hoskin & Harcourt, LLP at First Canadian Place (FCP) in the centre of Toronto’s business district. The 15-year lease agreement, totaling 191,000 square feet, continues Osler’s occupancy at FCP since 1977.

“Brookfield and our partners at FCP are proud to continue our long-standing relationship with Osler, who shares our vision to redefine sustainability and operational efficiency at this iconic property,” said Jan Sucharda, president and chief executive officer of Brookfield Office Properties Canada. “First Canadian Place’s renovation will transform this classic Toronto landmark and redefine its position as the country's premier address for business and pleasure.”

“Osler is very pleased to resume its stay at First Canadian Place, which has been our home in Toronto for 35 years,” said Dale Ponder, National Managing Partner of Osler, Hoskin & Harcourt, LLP. “We share the same operational philosophy with Brookfield.  It strives to run its buildings for its clients in the way we strive to conduct our law practice for our clients — with innovation, solution-oriented methods and a cost-effective imperative.”

Brookfield is currently investing more than C$100 million to renovate the exterior and interior of First Canadian Place, Canada’s tallest office tower. FCP's façade has been completely re-clad with bright white laminated fritted glass and bronze glass corner panels creating a glimmering new architectural identity. The newly designed common areas will combine modern aesthetics with urban elegance. The renovation also includes sustainable elements that will meet the requirements for LEED certification. The entire project will be completed by the end of 2012.

First Canadian Place is a 72-storey office and shopping complex that houses 10,000 office employees and records a daily pedestrian traffic of 84,000 people. FCP serves as a modern-day town square for Toronto's downtown business community. It offers the ideal venue for people to mix business with pleasure.

Brookfield Office Properties Canada owns, manages and operates nearly 11 million square feet in the Toronto market. In addition to the 2.8-million-square-foot First Canadian Place, Brookfield’s properties include Brookfield Place and the Bay Adelaide Centre.

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About Brookfield Office Properties Canada

Brookfield Office Properties Canada is Canada’s preeminent Real Estate Investment Trust (REIT). Its portfolio is comprised of interests in 28 premier office properties totaling 20.7 million square feet in the downtown cores of Toronto, Calgary, Ottawa and Vancouver. Landmark assets include Brookfield Place in Toronto and Bankers Hall in Calgary. For more information, visit www.brookfieldofficepropertiescanada.com.

Contact: Matthew Cherry, Director, Investor Relations and Communications
(416) 359-8593; matthew.cherry@brookfield.com

Forward-Looking Statements
This press release contains forward-looking statements and information within the meaning of applicable securities legislation. Although Brookfield Office Properties Canada believes that the anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve assumptions, known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the trust to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information. Accordingly, the trust cannot give any assurance that its expectations will in fact occur and cautions that actual results may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those set forth in the forward-looking statements and information include, but are not limited to, general economic conditions; local real estate conditions, including the development of properties in close proximity to the trust’s properties; timely leasing of newly-developed properties and re-leasing of occupied square footage upon expiration; dependence on tenants' financial condition; the uncertainties of real estate development and acquisition activity; the ability to effectively integrate acquisitions; interest rates; availability of equity and debt financing; the impact of newly-adopted accounting principles on the trust’s accounting policies and on period-to-period comparisons of financial results; and other risks and factors described from time to time in the documents filed by the trust with securities regulators in Canada, including in the Annual Information Form under the heading “Business of Brookfield Office Properties Canada – Risk Factors,” and in the trust’s most recent interim report under the heading “Management’s Discussion and Analysis.” The trust undertakes no obligation to publicly update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, except as required by law.